FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)


                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F__X__                     Form 40-F_____


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes_____                           No__X__


     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a "Bulletin d'Annonces Legales et Officielles" (BALO) publication for its three months ended March 31, 2002 consolidated revenues.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         INFOVISTA SA

Dated : May 6th, 2002                    By : /s/ ALAIN TINGAUD
                                         Alain TINGAUD
                                         Chairman and Chief Executive Officer

InfoVista SA

{{ Societe anonyme }} with share capital of 10,722,070.44 Euros.
Registered Office : 6, rue de la Terre de Feu, 91940 Les Ulis
334 088 275 R.C.S. Evry


                           Consolidated revenues (in Euros)

                                    -------------------------------
                                               Fiscal year
                                    ------------------------------- ----------------
                                       2001/2002       2000/2001       Variation
----------------------------------- --------------- --------------- ----------------
1st Quarter                              6,508,635       5,366,458       21.28%
from July 1st to September 30,
----------------------------------- --------------- --------------- ----------------
2nd Quarter                              7,729,703       7,072,509        9.29%
from October 1st to December 31,
----------------------------------- --------------- --------------- ----------------
3rdQuarter                               7,833,145       7,038,231       11.29%
from January 1st to March 31,
----------------------------------- --------------- --------------- ----------------

----------------------------------- --------------- --------------- ----------------
Total                                   22,071,483      19,477,198       13.32%
----------------------------------- --------------- --------------- ----------------


                            Revenue by country (in Euros)

                                    -------------------------------
                                          Three months ended
                                    ------------------------------- ----------------
                                        Mar. 31,        Mar. 31,       Variation
                                         2002            2001
----------------------------------- --------------- --------------- ----------------
Europe                                   4,773,275       4,065,063       17.42%
----------------------------------- --------------- --------------- ----------------
America                                  2,482,171       2,524,695      (1.68)%
----------------------------------- --------------- --------------- ----------------
Asia                                       577,699         448,473       28.81%
----------------------------------- --------------- --------------- ----------------

----------------------------------- --------------- --------------- ----------------
Total                                    7,833,145       7,038,231       11.29%
----------------------------------- --------------- --------------- ----------------


                             Revenue analysis (in Euros)

                                    -------------------------------
                                          Three months ended
                                    ------------------------------- ----------------
                                        Mar. 31,        Mar. 31,       Variation
                                         2002            2001
----------------------------------- --------------- --------------- ----------------
Licenses                                 4,693,971       5,015,514      (6.41)%
----------------------------------- --------------- --------------- ----------------
Services                                 3,139,174       2,022,717       55.20%
----------------------------------- --------------- --------------- ----------------

----------------------------------- --------------- --------------- ----------------
Total                                    7,833,145       7,038,231       11.29%
----------------------------------- --------------- --------------- ----------------

